SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Quarterly Review - Telecomunicações de São Paulo S.A. – Telesp” dated on June 30, 2009.

Quarterly Review

Telecomunicações de São Paulo S.A. -TELESP

Quarter ended June 30, 2009 with Review Report of Independent Auditors

(A free translation of the original issued in Portuguese)

Telecomunicações de São Paulo S.A. - TELESP

Quarterly information

June 30, 2009

Contents

Review report of independent auditors	1

Audited financial statements

Balance sheets	2
Statements of income	4
Statements of shareholders´ equity	5
Statements of cash flows	6
Notes to quarterly information	7
Management comments on consolidated performance	47

Special Review Report of Independent Auditors on Quarterly Information

(A free translation of the original report issued in Portuguese)

Shareholders, Management and Board Members

Telecomunicações de São Paulo S.A. - TELESP

São Paulo - SP

1. We have reviewed the Quarterly Information (ITR) from parent Company and Consolidated of Telecomunicações de São Paulo S.A. – TELESP, for the quarter ended June 30, 2009, including the balance sheets, the statements of income, shareholders’ equity and of cash flows, related notes and the performance report. This financial information was prepared by the Company’s management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors - IBRACON, in conjunction with the Brazilian Association of State Boards of Accountancy - CFC, mainly comprising: (a) inquiries of and discussions with, the officials responsible for the accounting, financial and operational areas of the Company relating to the main criteria adopted for preparing the Quarterly Information; and (b) review of information and subsequent events that had or might have had relevant effects on the financial position and results of operations of Telecomunicações de São Paulo S.A. - TELESP.

3. Based on our review, we are not aware of any significant changes that should be made to the aforementioned Quarterly Information, for it to be in conformity with the accounting practices adopted in Brazil and with rules set forth by the Brazilian Securities and Exchange Commission - CVM applicable to the preparation of the Quarterly Information.

4. As mentioned in Note 3, as a result of the changes in the accounting practices adopted in Brazil in 2008, the statements of income for the quarter and semester ended June 30, 2008, presented for comparison purposes, were adjusted and are being restated as required by Accounting Procedure NPC 12 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors, approved by CVM Rule No. 506. The statements of cash flows related to the quarter and semester ended June 30, 2008 are presented by Telecomunicações de São Paulo S.A. – TELESP for the first time for Quarterly Information purposes, including the effects of changes in the accounting practices adopted in Brazil in 2008, being, thus, comparable between the quarters presented.

São Paulo, July 27, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Luiz Carlos Marques	Alexandre Hoeppers
Accountant CRC-1SP147693/O-5	Accountant CRC-SC021011/O-3-T-PR-S-SP

Telecomunicações de São Paulo S.A. - TELESP

Balance sheets

June 30, 2009 and March 31, 2009

(In thousands of reais – R$)

(A free translation of the original report issued in Portuguese)

		Parent Company		Consolidated
	Note	06/30/09	03/31/09	06/30/09	03/31/09
Assets
Current assets		5,108,661	5,801,006	5,791,785	6,550,076
Cash and cash equivalents	4	798,964	1,586,415	933,674	1,783,683
Trade accounts receivable, net	5	2,750,498	2,780,209	3,139,964	3,163,691
Deferred and recoverable taxes	6	1,095,540	973,839	1,199,878	1,088,398
Inventories	7	110,979	125,818	168,130	173,300
Derivatives	32	2,249	39,756	2,249	39,756
Other	8	350,431	294,969	347,890	301,248

Noncurrent assets		13,508,887	13,632,021	13,190,949	13,272,224

Trade accounts receivable, net		-	-	97,775	87,386
Deferred and recoverable taxes	6	737,924	787,742	747,089	796,540
Escrow deposits	9	803,071	704,556	838,403	737,883
Credit applications		15,000	125,000		-
Other		113,113	112,584	153,928	161,486

Investments	10	1,631,157	1,525,711	296,775	286,754

Property, plant and equipment, net	11	8,752,014	8,899,667	9,563,794	9,688,046

Intangible assets, net	12	1,456,608	1,476,761	1,493,185	1,514,129

Total assets		18,617,548	19,433,027	18,982,734	19,822,300

		Parent Company		Consolidated
	Note	06/30/09	03/31/09	06/30/09	03/31/09
Liabilities and shareholders’ equity
Current liabilities		3,954,922	4,858,891	4,271,618	5,201,068
Loans and financing	13	124,479	242,004	124,479	242,004
Debentures	14	11,176	14,308	11,176	14,308
Trade accounts payable		1,734,150	1,726,792	1,975,372	1,997,948
Taxes payable	15	936,051	881,756	1,019,242	948,443
Dividends and interest on
shareholders’ equity	16	379,039	1,153,114	379,039	1,153,114
Reserve for contingencies	18	130,866	131,305	130,903	131,343
Payroll and related accruals	17	160,168	122,290	170,290	130,921
Derivative obligations	32	31,555	21,471	31,555	21,471
Other	19	447,438	565,851	429,562	561,516

Non-current liabilities		3,982,952	4,056,103	4,031,442	4,103,199

Loans and financing	13	1,685,102	1,714,355	1,685,102	1,714,355
Debentures	14	1,500,000	1,500,000	1,500,000	1,500,000
Taxes payable	15	41,732	41,303	63,000	61,456
Reserve for contingencies	18	514,723	566,238	518,177	569,771
Reserve for post-retirement benefit
plans	30	154,331	152,412	154,331	152,412
Derivatives obligations	32	23,804	20,669	23,804	20,669
Other		63,260	61,126	87,028	84,536

Shareholders’ equity	20	10,679,674	10,518,033	10,679,674	10,518,033
Capital		6,575,480	6,575,480	6,575,480	6,575,480
Special goodwill reserve		63,074	63,074	63,074	63,074
Capital reserves		2,670,488	2,670,488	2,670,488	2,670,488
Legal reserve		659,556	659,556	659,556	659,556
Adjustments for equity valuation		68,062	56,562	68,062	56,562
Cumulative translation adjustments		2,733	10,233	2,733	10,233
Retained earnings		640,281	482,640	640.281	482,640

Total liabilities and shareholders’
equity		18,617,548	19,433,027	18,982,734	19,822,300

See accompanying notes.

Telecomunicações de São Paulo S.A. - TELESP

Statements of income

Six-month periods ended June 30, 2009 and June 30, 2008

(In thousands of reais – R$, except earnings per share)

(A free translation of the original report issued in Portuguese)

		Parent Company		Consolidated
	Note	06/30/09	06/30/08	06/30/09	06/30/08
Gross operating revenue	21	10,754,729	10,639,715	11,702,932	11,173,651

Revenue deductions	21	(3,575,037)	(3,390,394)	(3,808,311)	(3,419,496)

Net operating revenue	21	7,179,692	7,249,321	7,894,621	7,754,155

Cost of services provided	22	(4,035,877)	(3,895,256)	(4,595,265)	(4,231,875)

Gross profit		3,143,815	3,354,065	3,299,356	3,522,280

Operating expenses		(1,431,712)	(1,608,189)	(1,563,315)	(1,754,496)
Selling	23	(1,191,417)	(1,178,985)	(1,314,472)	(1,258,159)
General and administrative	24	(337,178)	(296,296)	(327,724)	(354,042)
Equity accounting in subsidiaries	10	(42,045)	(5,599)	5,156	5,732
Permanent asset disposal, net	25	(5,891)	(27,572)	(13,618)	(29,138)
Other operating income (expense),
net	26	144,819	(99,737)	87,343	(118,889)

Income from operations before
financial income (expense)		1,712,103	1,745,876	1,736,041	1,767,784

Financial income	27	253,535	443,117	291,985	457,849
Financial expense	27	(360,889)	(762,946)	(379,182)	(780,277)

Income before income tax and
social contribution		1,604,749	1,426,047	1,648,844	1,445,356

Income and social contribution
taxes	28	(576,858)	(517,686)	(620,953)	(536,995)
Reversal of interest on shareholders’
equity		-	200,000	-	200,000
Net income		1,027,891	1,108,361	1,027,891	1,108,361

Outstanding number of shares
at the balance sheet date –
in thousands	20	505,841	505,841

Earnings per share - R$		2,03204	2,19113

See accompanying notes.

Telecomunicações de São Paulo S.A. – TELESP

Statements of shareholders’ equity

June 30, 2009 and December 31, 2008

(In thousands of reais)

(A free translation of the original report issued in Portuguese)

							Income
					Capital reserves		reserves
					Donations
					and
		Special			subsidies			Adjustments	Cumulative		Total
		goodwill	Share	Treasury	for	Tax	Legal	for equity	translation	Retained	shareholders’
	Capital	reserve	premium	shares	investments	incentives	reserve	valuation	adjustments	earnings	equity

Balances at December 31, 2008	6,575,480	63,074	2,678,195	(17,719)	9,824	188	659,556	76,232	862	-	10,045,692
Unclaimed dividends and
interest on shareholders’
equity , net of taxes	-	-	-	-	-	-	-	-	-	82,390	82,390
Adjustments for equity valuation	-	-	-	-	-	-	-	-	-	-	-
Cumulative translation
adjustments	-	-	-	-	-	-	-	(8,170)	1,871	-	(6,299)
Net income for the year	-	-	-	-	-	-	-	-	-	1,027,891	1,027,891
Appropriations:	-	-	-	-	-	-	-	-	-	(470,000)	(470,000)
Dividends	-	-	-	-	-	-	-	-	-	(470,000)	(470,000)
Interest on shareholders’
equity	-	-	-	-	-	-	-	-	-	-	-
Witholding tax on interest on
shareholders’ equity	-	-	-	-	-	-	-	-	-	-	-

Balances at June 30, 2009	6,575,480	63,074	2,678,195	(17,719)	9,824	188	659,556	68,062	2,733	640,281	10,679,674

See accompanying notes.

Telecomunicações de São Paulo S.A. - TELESP

Supplementary statements of cash flows

Six-month periods ended June 30, 2009 and June 30, 2008

(A free translation of the original report issued in Portuguese)

	Company		Consolidated
	2009	2008	2009	2008
Cash flows from operations
Net income for the year	1,027,891	1,108,361	1,027,891	1,108,361

Expenses (revenues) not affecting cash	1,409,344	1,562,276	1,554,604	1,664,965
Depreciation and amortization	1,179,232	1,241,611	1,286,883	1,315,193
Monetary and exchange variations	(44,780)	(14,304)	(46,376)	(18,604)
(Gain) loss from equity pick-up in subsidiaries	42,045	5,599	(5,156)	(5,732)
Gain /(Loss) on permanent asset disposals	5,891	27,572	13,618	29,138
Amortization of goodwill	-	58,811	-	58,811
Provision for doubtful accounts	222,543	237,488	295,222	273,422
Pension and other post-retirement benefits plans, net of
funding	5,561	5,499	5,561	5,499
Others	(1,148)	-	4,852	7,238

(Increase) decrease in operating assets:	(285,073)	(257,199)	(462,629)	(492,822)
Trade accounts receivable	(119,493)	(346,263)	(282,355)	(446,392)
Other current assets	(100,430)	89,152	(104,077)	23,735
Other noncurrent assets	(65,150)	(88)	(76,197)	(70,165)

Increase (decrease) in operating liabilities:	(134,380)	(533,365)	(271,665)	(475,668)
Payroll and related accruals	(987)	(75,471)	18,300	(72,535)
Accounts payable and accrued expenses	(27,735)	(19,155)	(124,471)	3,387
Taxes other than income taxes	(82,836)	2,274	(88,701)	4,464
Other current liabilities	(139,005)	(568,982)	(137,401)	(549,592)
Accrued interest	(10,158)	(23,661)	(49,082)	(23,479)
Income and social contribution taxes	183,194	85,159	186,559	83,676
Reserve for contingencies	(50,082)	68,058	(50,186)	68,310
Other noncurrent liabilities	(6,771)	(1,587)	(26,683)	10,101

Cash provided by operations	2,017,782	1,880,073	1,848,201	1,804,836

Cash flows generated from (used in) investing activities

Acquisition of subsidiary, net of cash acquired	-	-	-	-
Advance for future share acquisition	(350,000)	(228,332)	-	11,895
Acquisition of fixed and intangible assets, net of donations	(1,034,376)	(858,661)	(1,229,052)	(1,030,661)
Cash from sales of fixed assets and investment	1,541	5,623	1,642	8,891
Cash received on merger	-	-	-	-

Cash used in investing activities	(1,382,835)	(1,081,370)	(1,227,410)	(1,009,875)

Cash flows generated from (used in) financing activities
Loans repaid	(316,471)	(839,181)	(324,528)	(883,312)
New loans obtained	-	355,000	-	387,500
Net payment on derivatives contracts	45,123	12,835	58,646	15,999
Dividends and interest on shareholders’ equity paid	(1,162,241)	(782,256)	(1,162,241)	(782,256)

Cash used in financing activities	(1,433,589)	(1,253,602)	(1,428,123)	(1,262,069)

(Increase) decrease in cash and cash equivalents	(798,642)	(454,899)	(807,332)	(467,108)

Cash and cash equivalents at beginning of year	1,597,606	845,805	1,741,006	933,275
Cash and cash equivalents at end of year	798,964	390,906	933,674	466,167

Changes in cash during the year	(798,642)	(454,899)	(807,332)	(467,108)

See accompanying notes.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

1. Operations and background

a) Controlling shareholders

Telecomunicações de São Paulo S.A. - Telesp (hereinafter Telesp or Company), is headquarted at Rua Martiniano de Carvalho, 851, in the capital of the State of São Paulo. Telesp belongs to the Telefónica Group, telecommunications industry leader in Spain and present in several European and Latin American countries. The Company is controlled by Telefónica S.A., which as of June 30, 2009, holds total indirect interest of 87.95% of which 85.57% are common shares and 89.13% are preferred shares.

b) Operations

The Company’s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo, under Fixed Switch Telephone Service Concession Agreement - STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil (note 1.c hereafter). The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy and Ajato brand and pay TV services (i) by satellite all over the country (Telefônica TV Digital) and (ii) using MMDS technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre.

According to ANATEL decision published in the Official Gazette of June 22, 2009, the sale of Speedy Services for broadband internet access is suspended since that date. In compliance with such decision, on June 26 the Company presented a Speedy network stabilization plan to ANATEL. On July 17, 2009, the Company informed ANATEL about conclusion of the Stability Plan implementation, and awaits a decision to resume the sale of Speedy.

The Company is registered with the Brazilian Securities Commission (CVM) as a public held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

1. Operations and background (Continued)

c) The STFC concession agreement

The Company is a concessionaire of the Fixed Switch Telephone Service (STFC) to render local and domestic long-distance calls originated in Region 3, which comprises the largest part of the State of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

The current Concession Agreement’s renewal, dated December 22, 2005, in force since January 1, 2006, awarded as an onerous title, will be valid until December 31, 2025.However, the agreement can be reviewed on December 31, 2010, 2015 and 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in force by that moment.

The Concession Agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force by that moment. On June 30, 2009, the net book value of reversible assets is estimated at R$6,497,170 (R$6,702,586 on March 31, 2009), comprised mainly of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Every two years, during the agreement’s new 20-year period, companies will have to pay a renewal fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. The second payment of this biannual fee has occurred on April 30, 2009 by value of R$203,333 based on the 2008 STFC net revenues.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

1. Operations and background (Continued)

d) Subsidiaries

The chart below sets out the list of direct and indirect subsidiaries of the Company as well as the percentage ownership shareholdings:

Subsidiaries	Jun/2009	Mar/2009	Jun/2008

A.Telecom S.A.	100%	100%	100%
Telefônica Data S.A.	100%	100%	100%
Telefônica Televisão Participações S.A.	-	-	100%
Telefônica Sistemas de Televisão S.A.	100%	100%	100%
Aliança Atlântica Holding B.V.	50%	50%	50%
Companhia AIX de Participações	50%	50%	50%
Companhia ACT de Participações	50%	50%	50%

TS Tecnologia da Informação Ltda.	-	100%	100%
Ajato Telecomunicações Ltda.	100%	100%	-

2. Corporate events

a) Merger of TS Tecnologia da Informação Ltda.

On May 22, 2009 the subsidiary TS Tecnologia da Informação Ltda. was taken over by its controlling company Telefônica Data S.A., for the amounts recorded in accounting registers and according to valuation report. Such company was dissolved after the mentioned operation.

b) Merger of Telefônica Data Brasil Participações Ltda. and Telefônica Televisão Participações S.A.

Pursuant to the Relevant Fact published on October 21, 2008, the Company’s Board of Directors approved, on that date, the proposed corporate reorganization involving the Company, Telefônica Data do Brasil Participações Ltda. (“DABR”) and Telefônica Televisão Participações S.A. (“TTP”), as approved at the General Shareholders’ Meeting held by Telesp on November 11, 2008.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

2. Corporate events (Continued)

b) Merger of Telefônica Data Brasil Participações Ltda. and Telefônica Televisão Participações S.A. (Continued)

The transaction included the following steps:

1st Step: DABR was merged into Telesp and, as a result, the company and its shares ceased to exist. Telesp shares then owned by DABR were directly assigned to controlling shareholder SP Telecomunicações Participações Ltda. upon merger, with the rights applicable to outstanding shares issued by TELESP remaining unchanged. DABR’s net equity included goodwill from Telesp shares, in the amount of R$185,511, which was recorded at the acquisition date based on future profits. In accordance with Law No. 9532/1997, amortization of goodwill will provide Telesp a tax benefit of R$63,074 to be capitalized by the controlling shareholder upon realization, pursuant to CVM Instruction No. 319/1999. Other shareholders have preemptive rights in the subscription of capital increases.

2nd Step: TTP was merged into Telesp, and, as a result, the company and its shares ceased to exist. Goodwill generated by the acquisition of this company in 2007 was recorded based on expected future profits, in the amount of R$848,307, and will provide Telesp a tax benefit of R$288,424.

For merger purposes, the net equities of TTP and DABR were measured at book value on September 30, 2008 and October 17, 2008, respectively, by an independent appraiser whose appointment was ratified at the General Shareholders’ Meeting held by Telesp on November 11, 2008. The merged companies had no unrecorded contingent liabilities that would have been assumed by Telesp as a result of this transaction. The transaction is not subject to approval by Brazilian or foreign regulatory entities or anti-trust agencies. No withdrawal rights were exercised since the subsidiaries had no minority interests.

c) Capital increase in Telefonica Televisão Participações S.A. (“TTP”)

On February 29, 2008, the Company increased capital of Telefônica Televisão with shares held in A.Telecom. With this operation, A.Telecom became a wholly-owned subsidiary of TTP.

On July 25, 2008 the Company increased capital of Telefônica Televisão with shares held in Telefonica Data S/A (“T.Data”). With this operation, T.Data became a wholly-owned subsidiary of TTP.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

3. Presentation of the quarterly information

The individual and consolidated quarterly information as of June 30, 2009 was prepared in accordance with accounting practices adopted in Brazil, with comprise, the provisions of corporate legislation set forth in Law No. 6.404/76, as amended by Law No. 11.638/07 and by Law No. 11.941/09, and the standards established by the Brazilian Securities Commission (CVM). Quarterly information shall be analyzed together with financial statements for the last fiscal year.

As permitted by CVM Resolution No. 565, which approved Technical Pronouncement No. 13, issued by the Brazilian Accounting Pronouncements Committee (CPC), the Company opted for the first-time adoption of Law No. 11638 and of Provisional Executive Order No. 449/08 in its financial statements for the year ended December 31, 2008. Consequently, the June 30, 2008 comparative information already consider the new accounting practices, the effects of which are shown below:

	Net Income
	Company	Consolidated
Balances per 6/30/2008 financial statements	1,108,361	1,108,361

Effects of Law No. 11638/07	(16,388)	(16,388)

Lease – PDTI		(9,825)
Lease - T.Data (lessee)		348
Financial instruments	(9,870)	(9,870)
Deferred taxes	2,959	2,959
Equity pickup	(9,477)

Financial statements as of 6/30/2008	1,124,749	1,124,749

Pursuant to accounting pronouncement CPC13, goodwill based on expected future profits has ceased to be amortized as of 2009, being subject to impairment testing as defined in accounting pronouncement CPC01 (note 12).

Assets and liabilities are classified as “current” when their realization or liquidation will probably occur in the next twelve months. Otherwise, they will be classified as non-current assets and liabilities.

Accounting estimates are considered for the quarterly financial information preparation process. Such estimates are based on objective and subjective factors according to management’s judgment for the appropriate amounts to be recorded in the quarterly financial information.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

3. Presentation of the quarterly information (Continued)

Transactions, which involve estimates mentioned above, may result in different amounts those recorded in the quarterly financial information when realized in subsequent periods due to inaccurate results regarding the estimate process. The Company revises its estimation and assumptions periodically.

The consolidated quarterly financial information includes the balance and transactions of direct and indirect subsidiaries according to the equity holdings described in the note 1.d.

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings between the Company and your subsidiaries have been eliminated.

Some items of the financial information for June 30, 2008 were reclassified to allow their comparability with the current quarter; these reclassifications were considered to be immaterial in relation to the overall financial statements.

4. Cash and cash equivalents

	Company		Consolidated
	Jun/2009	Mar/2009	Jun/2009	Mar/ 2009

Cash and Bank accounts	4,383	6,482	8,036	7,905
Short-term investments	794,581	1,579,933	925,638	1,775,778

Total	798,964	1,586,415	933,674	1,783,683

Short-term investments are basically CDB (Bank Deposits Certificate) and indexed under CDI (Certificate for Inter-bank Deposits) rate variation, which are readily liquid and maintained with reputable financial institutions.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

5. Trade accounts receivable, net

	Company		Consolidated
	Jun/2009	Mar/2009	Jun/2009	Mar/2009

Billed amounts	2,231,525	2,202,905	2,644,737	2,596,049
Accrued unbilled amounts	1,206,093	1,244,463	1,471,826	1,462,497
Gross accounts receivable	3,437,618	3,447,368	4,116,563	4,058,546

Allowance for doubtful accounts	(687,120)	(667,159)	(878,824)	(807,469)

Total	2,750,498	2,780,209	3,237,739	3,251,077

Current	1,758,327	1,797,412	2,213,954	2,222,249
Past-due – 1 to 30 days	512,281	506,240	530,587	556,003
Past-due – 31 to 60 days	198,418	193,927	200,813	206,677
Past-due – 61 to 90 days	117,717	115,116	141,183	126,223
Past-due – 91 to 120 days	74,318	104,565	95,638	109,157
Past-due – More than 120 days	776,557	730,108	934,388	838,237
Total	3,437,618	3,447,368	4,116,563	4,058,546

Current	2,750,498	2,780,209	3,139,964	3,163,691
Non-current	-	-	97,775	87,386

6. Deferred and recoverable taxes

	Company		Consolidated
	Jun/2009	Mar/2009	Jun/2009	Mar/2009

Withholding taxes	81,444	80,213	97,207	98,972
Recoverable income tax and social contribution	49,506	4,902	62,509	28,712

Deferred taxes	1,286,418	1,267,379	1,289,290	1,270,708
Tax loss carry-forwards – Income tax		-	643	1,589
Tax loss carry-forwards – Social contribution tax		-	1,265	1,098
Reserve for contingencies	316,001	347,599	316,001	347,599
Post-retirement benefit plans	52,472	51,820	52,472	51,820
Allowance for doubtful accounts	83,095	83,670	83,095	83,670
Allowance for reduction of inventory to
recoverable value	24,225	23,996	24,225	23,996
Merged tax credit (6.2)	361,806	379,879	361,806	379,879
Income tax and social contribution tax on other
temporary differences	448,819	380,415	449,783	381,057

ICMS (state VAT)	410,084	404,119	481,323	470,148
Other	6,012	4,968	16,638	16,398

Total	1,833,464	1,761,581	1,946,967	1,884,938

Current	1,095,540	973,839	1,199,878	1,088,398
Non-current	737,924	787,742	747,089	796,540

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

6. Deferred and recoverable taxes (Continued)

6.1 Deferred income and social contribution taxes

The Company recognized deferred income and social contribution tax assets considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable profit discounted to present value based on a technical feasibility study, approved by the Board of Directors on December 19, 2008, as provided for in CVM Instruction No. 371/2002.

Company estimates the realization of the deferred taxes as of June 30, 2009 as follows:

Year	Company	Consolidated
2009	321,185	322,111
2010	400,191	402,139
2011	223,066	223,066
2012	170,407	170,407
Thereafter	171,569	171,567
Total	1,286,418	1,289,290

The recoverable amounts above are based on projections subject to changes in the future.

6.2 Merged tax credit

These refer to tax benefits arising from corporate restructuring processes involving goodwill based on expected future profits, to be appropriated pursuant to the limitations imposed by tax legislation.

	Jun/2009	Mar/2009
TTP (a)	249,553	257,495
DABR (b)	53,613	56,766
Spanish/Figueira	58,640	65,618
	361,806	379,879

Current	70,415	74,366
Non-Current	291,391	305,513

(a) At December 31, 2008, the amount of R$265,435 refers to the recognition of tax credits generated from TTP corporate restructuring, as mentioned in Note 2.b., later reclassified to this group of accounts marched with a decrease in intangible assets (Note 12). This reclassification aims at a better presentation of the quarterly information, considering that goodwill amortization ceased to be accounted for beginning 2009.

(b) Tax credits generated from goodwill existing in DABR, merged by the Company in October 2008 as a result of the corporate restructuring process mentioned in Note 2.b.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

7. Inventories

	Company		Consolidated
	Jun/2009	Mar/2009	Jun/2009	Mar/2009
Consumption materials	113,882	129,566	114,367	130,741
Resale items (*)	59,727	57,069	119,143	106,117
Public telephone prepaid cards	8,451	9,598	8,451	9,597
Scraps	168	161	168	161
Allowance for reduction to net recoverable
value and obsolescence	(71,249)	(70,576)	(73,999)	(73,316)

Total current	110,979	125,818	168,130	173,300

(*) Includes the inventory of IT equipments.

The allowance for reduction to recoverable value and obsolescence takes into account timely analyses carried out by the Company.

8. Other assets

	Company		Consolidated
	Jun/2009	Mar/2009	Jun/2009	Mar/2009
Advances to employees	22,103	9,654	23,314	10,360
Advances to suppliers	16,808	25,210	34,931	41,296
Prepaid expenses	155,066	115,153	155,166	118,104
Receivables from Barramar S.A. (a)		-	63,139	64,252
Current Related Parties receivables (Note 29)	159,148	149,830	114,515	123,594
Amounts linked to National Treasury
securities	11,639	11,467	11,639	11,467
Other assets	50,256	49,886	69,671	65,207

Total	415,020	361,200	472,375	434,280

Current	350,431	294,969	347,890	301,248
Non-current	64,589	66,231	124,485	133,032

(a) Refers to receivables from Barramar S.A. recorded by the Companhia AIX de Participações, net of allowance for losses.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

9. Escrow deposits

	Company		Consolidated
	Jun/2009	Mar/2009	Jun/2009	Mar/2009
Civil litigation	283,084	254,044	284,050	254,088
Tax litigation	226,350	219,594	258,898	251,290
Labor claims	250,764	176,135	250,871	176,221
Freeze of assets by court order	42,873	54,783	44,584	56,284

Total non-current	803,071	704,556	838,403	737,883

The amounts presented above refer to escrow deposits for those cases in which an unfavorable outcome is considered possible, remote or probable, for the amount exceeding the amount accrued for. The escrow deposits of suits for which provisions were set up were classified in Provisions, net, up to the amount effectively recorded, as shown in Note 18.

Those deposits related to provisions are presented in Note 18.

10. Investments

	Company		Consolidated
	Jun/2009	Mar/2009	Jun/2009	Mar/2009
Investments carried under the equity method	1,389,662	1,291,992
Aliança Atlântica Holding B.V.	60,716	59,185	-	-
A.Telecom S.A.	731,746	614,890	-	-
Companhia AIX de Participações	60,598	62,568	-	-
Companhia ACT de Participações	17	16	-	-
Telefonica Data S.A.	243,937	256,093	-	-
Telefonica Sistemas de Televisão S.A.	292,648	299,240	-	-

Investments in associates	41,469	41,969	41,469	41,969
GTR Participações e Empreendimentos S.A.	1,758	1,694	1,758	1,694
Lemontree Participações S.A.	11,032	10,981	11,032	10,981
Comercial Cabo TV São Paulo S.A.	23,479	24,328	23,479	24,328
TVA Sul Paraná S.A.	5,200	4,966	5,200	4,966

Other Investments	200,026	191,750	255,306	244,785
Portugal Telecom	152,686	143,469	203,582	191,291
Zon Multimédia	12,423	14,768	16,807	19,981
Other investments	34,917	33,513	34,917	33,513

Total	1,631,157	1,525,711	296,775	286,754

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)
June 30, 2009
(In thousands of reais, unless otherwise stated)
(A free translation of the original report issued in Portuguese)

10. Investments (Continued)

Investments in affiliates accounted for under the equity method at June 30, 2009 and March 31, 2009:

		Number of shares (thousands)
		Total number of shares			Interest			% interest
									Voting
Affiliates	Net equity	ON	PN	Total	ON	PN	Total	Total	Capital

GTR Participações e Empreendimentos S.A	2,637	878	1,757	2,635	-	1,757	1,757	66,7%	0,0%
Lemontree Participações S.A.	16,547	124,839	249,682	374,521	-	249,682	249,682	66,7%	0,0%
Comercial Cabo TV São Paulo S.A.	39,164	12,282	12,282	24,564	2,444	12,282	14,726	59,9%	19,9%
TVA Sul Paraná S.A.	6,980	13,656	13,656	27,312	6,691	13,656	20,347	74,5%	49,0%

In June 2009, the Company made an advance for future capital increase, in the amount of R$15,000, in its wholly-owned subsidiary Telefônica Data S.A.

The Company and Consolidated equity method in subsidiaries and affiliates is as follows:

	Company		Consolidated
	Jun/2009	Jun/2008	Jun/2009	Jun/2008
Aliança Atlântica	4,224	3,915	-	-
A. Telecom	(4,023)	3,271	-	15
Companhia AIX de Participações	1,703	213	-	-
Companhia ACT de Participações	1	(2)	-	-
Telefonica Data S.A.	(22,509)	(19,223)	-	-
Telefônica Sistemas de Televisão S.A.	(26,596)	6,227	-
GTR Participações e Empreendimentos S.A.	282	-	282	(289)
Lemontree Participações S.A.	1,423	-	1,423	2,193
Comercial Cabo TV São Paulo S.A.	2,264	-	2,265	4,986
TVA Sul Paraná S.A.	1,186	-	1,186	(1,173)
	(42,045)	(5,599)	5,156	5,732

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

11. Property, Plant and Equipment, Net

	Company
	Annual	Jun/2009			Mar/2009
	depreciation		Accumulated			Accumulated
	rate %	Cost	depreciation	Net book value	Cost	depreciation	Net book value

Property, plant and equipment in service		42,115,573	(34,007,813)	8,107,760	41,872,423	(33,526,112)	8,346,311
Switching and transmission equipment	12.50	17,743,378	(15,643,302)	2,100,076	17,618,542	(15,453,976)	2,164,566
Transmission equipment, overhead,
underground and building cables, teleprinters,
PABX, energy equipment and furniture	10.00	12,545,250	(10,341,544)	2,203,706	12,489,984	(10,211,293)	2,278,691
Transmission equipment - modems	66.67	1,438,708	(1,064,921)	373,787	1,392,366	(1,006,050)	386,316
Underground and undersea cables, poles and
towers	5.00 to 6.67	619,393	(416,187)	203,206	621,109	(413,320)	207,789
Subscriber, public and booth equipment	12.50	2,215,400	(1,817,125)	398,275	2,212,557	(1,781,263)	431,294
IT equipment	20.00	591,625	(521,913)	69,712	589,324	(513,719)	75,605
Buildings and underground cables	4.00	6,612,811	(4,118,716)	2,494,095	6,601,285	(4,065,733)	2,535,552
Vehicles	20.00	51,599	(38,041)	13,558	50,335	(36,588)	13,747
Land	-	227,773	-	227,773	227,751	-	227,751
Other	4.00 to 20.00	69,636	(46,064)	23,572	69,170	(44,170)	25,000

Property, plant and equipment in progress	-	644,254		644,254	553,356	-	553,356

Total		42,759,827	(34,007,813)	8,752,014	42,425,779	(33,526,112)	8,899,667
Average annual depreciation rates - %		10,34			10,33
Assets fully depreciated		22,553,672			21,765,035

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

11. Property, Plant and Equipment, Net (Continued)

	Consolidated
	Annual	Jun/2009			Mar/2009
	depreciation		Accumulated			Accumulated
	rate%	Cost	depreciation	Net book value	Cost	depreciation	Net book value

Property, plant and equipment in service		43,504,569	(34,673,782)	8,830,787	43,196,753	(34,140,594)	9,056,159
Switching and transmission equipment	12.50	17,781,551	(15,656,286)	2,125,265	17,656,677	(15,465,951)	2,190,726
Transmission equipment, overhead, underground and
building cables, teleprinters, PABX, energy
equipment and furniture	10.00	12,816,165	(10,397,130)	2,419,035	12,739,536	(10,260,378)	2,479,158
Transmission equipment – Modems	66.67	1,516,117	(1,092,622)	423,495	1,462,506	(1,029,985)	432,521
Underground and undersea cables, poles and towers	5.00 to 6.67	632,576	(420,435)	212,141	634,292	(417,396)	216,896
Subscriber, public and booth equipment	12.50	2,277,593	(1,859,932)	417,661	2,274,750	(1,821,637)	453,113
IT equipment	20.00	655,452	(567,250)	88,202	651,829	(557,277)	94,552
Buildings and underground cables	4.00	6,615,167	(4,120,484)	2,494,683	6,603,483	(4,067,485)	2,535,998
TV equipment	8.00 to 33.00	788,776	(418,733)	370,043	753,667	(385,483)	368,184
Vehicles	20.00	53,033	(39,230)	13,803	51,757	(37,744)	14,013
Land	-	227,773	-	227,773	227,751	-	227,751
Other	4.00 to 20.00	154,803	(101,680)	53,123	154,271	(97,258)	57,013

Provision for losses		(14,437)	-	(14,437)	(13,766)	-	(13,766)

Property, plant and equipment in progress	-	733,007	-	733,007	631,887	-	631,887

Total		44,237,576	(34,673,782)	9,563,794	43,828,640	(34,140,594)	9,688,046
Average annual depreciation rates - %		10,89			11,28
Assets fully depreciated		22.948.864			22,126,824

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

12. Intangible assets, net

	Company		Consolidated
	Jun/2009	Mar/2009	Jun/2009	Mar/2009

Goodwill	728,052	728,052	728,201	728,201
Other intangibles	728,556	748,709	764,984	785,928

	1,456,608	1,476,761	1,493,185	1,514,129

	Company		Consolidated
	Jun/2009	Mar/2009	Jun/2009	Mar/2009
Goodwill
Ajato Telecomunicações Ltda	-	-	149	149
TS Tecnologia da Informação Ltda.	945	945	945	945
Ágio Spanish e Figueira (merged from TDBH) (a)	139,957	139,957	139,957	139,957
Santo Genovese Participações Ltda. (b)	71,892	71,892	71,892	71,892
Telefônica Televisão Participações S.A. (c)	515,258	515,258	515,258	515,258

	728,052	728,052	728,201	728,201

(a) Goodwill arising from the spin-off of Figueira, which was merged into the Company as a result of the merger of Telefônica Data Brasil Holding S.A. (TDBH) in 2006.

(b) Goodwill arising from the acquisition of control over Santo Genovese Participações Ltda. (controlling shareholder of Atrium Telecomunicações Ltda.), in 2004.

(c) Goodwill arising from the acquisition of TTP (see Note 2.b) is based on a study of future profitability. For this ITR reporting purposes, the tax credit as of December 31, 2008, in the amount of R$265,435, was reclassified to Deferred and Recoverable Taxes in the form of tax credits from merger (Note 6), considering that goodwill amortization ceased to be accounted for at December 31, 2008.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

12. Intangible assets, net (Continued)

	Company
	Annual	Jun/2009			Mar/2009
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate %	Cost	depreciation	value	Cost	depreciation	value
Other intangibles
Softwares	20.00	2,413,869	(1,736,519)	677,350	2,356,281	(1,665,210)	691,071
Customer Portfolio (a)	10.00	72,561	(47,165)	25,396	72,561	(45,350)	27,211
Other	10.00 to 20.00	184,993	(159,183)	25,810	184,992	(154,565)	30,427

Total		2,671,423	(1,942,867)	728,556	2,613,834	(1,865,125)	748,709
Average annual depreciation rates %		19.70			19.74
Assets fully depreciated		1,048,825			1,132,982

	Consolidated
	Annual	Jun/2009			Mar/2009
	depreciation		Accumulated	Net book		Accumulated	Net book
	rate%	Cost	depreciation	value	Cost	depreciation	value
Other intangibles
Software	20.00	2,587,598	(1,879,670)	707,928	2,527,753	(1,805,473)	722,280
Customer Portifolio (a)	10.00	72,561	(47,165)	25,396	72,561	(45,350)	27,211
Other	10.00 to 20.00	195,959	(164,299)	31,660	195,958	(159,521)	36,437

Total		2,856,118	(2,091,134)	764,984	2,796,272	(2,010,344)	785,928
Average annual depreciation rates %		19.54			19.74
Assets fully depreciated		1,170,051			1,132,982

(a) Acquisition of IP network customer portfolio from Telefônica Data in December 2002.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

13. Loans and financing

Company/Consolidated				Balance in Jun/2009
		Annual
	Currency	interest rate	Maturity	Current	Long-term	Total
Loans and financing - BNDES	URTJLP	TJLP+3.73%	Until 2015	48,381	1,663,345	1,711,726
Mediocrédito	US$	1.75%	2014	6,312	21,757	28,069
Untied Loan – JBIC	JPY	Libor + 1.25%	2009	50,676	-	50,676
Resolution 2770	JPY	5.78%	2009	19,110	-	19,110

Total				124,479	1,685,102	1,809,581

Company/Consolidated				Balance in Mar/2009 (*)
		Annual
	Currency	interest rate	Maturity	Current	Long-term	Total
Loans and financing - BNDES	URTJLP	TJLP+3.73%	Until 2015	18,853	1,690,523	1,709,376
“Mediocrédito”	US$	1.75%	2014	7,277	23,832	31,109
Untied Loan – JBIC	JPY	Libor + 1.25%	2009	57,691	-	57,691
Resolution 2770	JPY	1.62% a 5.78%	2009	158,183	-	158,183
					-
Total				242,004	1,714,355	1,956,359

(*) Amounts presented at fair value, when applicable.

Covenants and guarantees

The loan from Japan Bank for International Cooperation – JBIC and BNDES include restrictive covenants related to the maintenance of certain financial indices, which to date have been met.

The loan taken out with Mediocrédito is secured by the Federal Government and the financing with BNDES is guaranteed by SP Telecomunicações Participações Ltda.

Consolidated long-term debt maturities

At June 30, 2009, noncurrent loans and financing mature as follows:

Year	Amounts

2010	172,214
2011	344,160
2012	343,756
2013	343,348
Thereafter	481,624

Total	1,685,102

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

14. Debentures

	Company and Consolidated			Balance in Jun/09
		Annual
		interest			Long-
	Currency	rate	Maturity	Current	term	Total
		CDI rate +
Debentures	R$	0.35%	2010	11,176	1,500,000	1,511,176

Total				11,176	1,500,000	1,511,176

	Company and Consolidated			Balance in Mar/2009
		Annual
		interest			Long-
	Currency	rate	Maturity	Current	term	Total
		CDI rate +
Debentures	R$	0.35%	2010	14,308	1,500,000	1,514,308

Total				14,308	1,500,000	1,514,308

Debenture conditions were renegotiated on September 1, 2007, date of end of the first Remuneration period and beginning of the second Remuneration period. This period ends on the debentures maturity date; namely September 1, 2010. Debentures are entitled to interest yield, payable on a quarterly basis, corresponding to the interbank deposit certificate index (DI), capitalized at 0.35% p.a. spread.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

15. Taxes payable

	Company		Consolidated
	Jun/2009	Mar/2009	Jun/2009	Mar/2009
Taxes on income (a)
Income tax	72,145	41,234	79,588	42,097
Social contribution tax	24,361	13,335	26,900	13,654

Deferred Taxes
Income tax	183,162	144,680	183,162	144,680
Social contribution tax	21,626	14,498	21,626	14,498

Indirect taxes
ICMS (state VAT)	568,969	602,234	620,107	648,737
PIS and COFINS (taxes on revenue)	68,750	69,067	98,415	96,341
Legal Liabilities (b)	29,051	28,266	29,051	28,266
Other (c)	9,719	9,745	23,393	21,626

Total	977,783	923,059	1,082,242	1,009,899

Current	936,051	881,756	1,019,242	948,443
Non-current	41,732	41,303	63,000	61,456

(a) Income and social contribution taxes payable are presented net of payments on an estimate basis (Note 6);

(b) Legal obligations account records tax liabilities, net of escrow deposits, which are being questioned in court.

(c) The item “Others” includes R$163,116 of FUST payable as of June 30, 2009 (R$151,595 as of March 31, 2009), net of escrow deposits of R$172,327 (R$164,013 as of March 31, 2009), and the difference, in the amount of R$9,211, is still recorded under assets, as escrow deposits.

In determining and accounting for federal taxes for the period ended June 30, 2009, the Company adopted the rules of the Transition Taxation Regime (RTT) as defined in Law No. 11.941/09.

16. Dividends and interest payable to shareholders

	Company/Consolidated
	Jun/2009	Mar/2009
Interest on shareholders’ equity	73,633	438,679
Telefónica Internacional S.A.	-	234,441
SP Telecomunicações Participações Ltda.	-	77,036
Minority shareholders	73,633	127,202

Dividends	305,406	714,435
Telefónica Internacional S.A.	-	261,963
SP Telecomunicações Participações Ltda.	-	86,079
Minority shareholders	305,406	366,393

Total	379,039	1,153,114

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

16. Dividends and interest payable to shareholders (Continued)

Most of the interest on shareholders’ equity and total dividends payable to minority shareholders refer to available amounts declared, but not claimed yet.

17. Payroll and related charges

	Company		Consolidated
	Jun/2009	Mar/2009	Jun/2009	Mar/2009

Salaries and fees	23,815	21,014	25,485	22,526
Payroll charges	91,048	75,877	97,171	81,485
Accrued benefits	3,535	3,353	3,652	3,488
Employee profit sharing	41,770	22,046	43,982	23,422

Total	160,168	122,290	170,290	130,921

18. Reserves, net

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts.

The Company management, based on the opinion of its legal advisors, set up provision for suits whose likelihood of loss is assessed as probable.

The table below shows the breakdown of reserves by nature and activities during the second quarter of 2009:

	Nature
Consolidated	Labor	Tax	Civil	Total

Balances as of 03/31/2009	511,141	167,887	259,089	938,117

Additions	3,962	1,212	65,067	70,241
Transfers/Write-offs	(165,351)	(210)	(13,822)	(179,383)
Monetary restatement	10,507	607	3,753	14,867
Balances as of 03/31/2009	360,259	169,496	314,087	843,842
Escrow deposits	(98,127)	(60,870)	(35,765)	(194,762)
Net balances as of 06/30/2009	262,132	108,626	278,322	649,080

Current	49,275	-	81,628	130,903
Non-current	212,857	108,626	196,694	518,177

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

18. Reserves, net (Continued)

(a) In the case lawsuits of civil and labor natures referring to cases considered similar and usual (massive), management has been using, as from the second quarter of 2009, estimates calculated based on the historical average of payments made in mass lawsuits to set up provision for contingencies. The reversal of provision for labor claims amounted to R$158,478 and supplementation of provision for civil suits totaled R$49,474, both of which are recorded in Other operating income (expenses), net (Note 26).

18.1 Labor contingencies and reserves

	Amount involved
Risk - Consolidated	Jun/2009	Mar/2009

Probable	360,259	511,141
Possible	1,984	68,691

Total	362,243	579,832

These contingencies involve several lawsuits, mainly related to wage differences, and equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

In this six-month period, due to the procedural progress, the risk posed by the Civil Class Action filed by the Ministry of Labor determining that Telesp not engage a representative company to perform the Company’s business activities was altered from remote to possible. The possible risk involved in this civil class action was not quantified in the table above, since, in the event of an unfavorable outcome, it is currently not possible to estimate the Company’s loss nor of attributing a limit equivalent to the case amount.

18.2 Tax contingencies and reserves

	Amount involved
Risk – Consolidated	Jun/2009	Mar/2009

Probable	169,496	167,887
Possible	3,385,633	2,831,776

Total	3,555,129	2,999,663

In connection with the last financial year, the major lawsuits filed this six-month period are as follows:

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

18. Reserves, net (Continued)

18.2 Tax contingencies and reserves (Continued)

- Claims to offset credits arising from determination of negative IRPJ and CSLL balance in calendar year 2003, in the amount of R$460,464. The proceeding awaits decision at the first stage of tax appeals. According to risk assessment made by external legal counsel, of the total amount involved, R$92,810 presents risk of possible loss, and for the remaining amount, the risk is assessed as remote. Considering this risk assessment, no provision was set up.

- New information notice drawn up by the São Paulo State Finance Office, referring to non-payment of ICMS, during the period from January 2006 to December 2007, due on amounts received for purposes of lease of chattels (modem), totaling R$53,089. The proceeding is awaiting decision at the appellate court. Considering that the risk was assessed as possible, no provision was made.

- Infraction notices related to nonpayment of ICMS in the period from January 2006 to December 2007, for non-inclusion of revenues from rendering of several supplemental services and value added, in the amount of R$429,678 upon determination of the tax basis. Related risk is assessed as possible by legal counsel. The claim is at the 2nd administrative level. Considering the risk level, no provision was made.

18.3 Civil contingencies and reserves

	Amount involved
Risk - Consolidated	Jun/2009	Mar/2009

Probable	314,087	259,089
Possible	663,724	419,777

Total	977,811	678,866

In connection with the last financial year, the major lawsuits filed this quarter are as follows:

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

18. Reserves, net (Continued)

18.3 Civil contingencies and reserves (Continued)

- Civil Class Action proposed by the São Paulo State Prosecutor’s Office, claiming indemnity to all telecommunications service consumers for material and moral damages suffered during the period from 2004 to 2009, as a result of low quality and faulty services provided. The intended sentence is generic and the attribution of responsibility to indemnify shall occur through liquidation and execution of the decision by the consumers, the Prosecutor’s Office having proposed the execution amount of R$1 billion in the event the number of activations is not commensurate with the severity of the damage, to be deposited in the Special Fund for Expenses Related to Reimbursement of Damaged Diffused Interests. The possible risk involved in this civil class action was not quantified in the table above, since, in the event of an unfavorable outcome, it is currently not possible to estimate the Company’s loss nor of attributing a limit equivalent to the case amount.

The contingencies with a possible unfavorable outcome to the Company refer substantially to suits relating to different procedural matters, such as: unrecognized ownership of telephone lines, indemnification for property and personal damages, PIS and COFINS on subscription and monthly payment of Fixed Switched Telephone Services (STFC), among others, totaling approximately R$663,724.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

19. Other liabilities

	Company		Consolidated
	Jun/2009	Mar/2009	Jun/2009	Mar/2009

Consignments on behalf of third parties	134,042	145,664	107,858	122,133
Amounts charged to users	91,092	96,792	62,289	69,962
Withholdings	41,998	47,853	44,617	51,152
Other	952	1,019	952	1,019

Advances from customers	69,990	58,306	69,990	58,306
Amounts to be refunded to subscribers	75,508	70,667	69,938	59,355
Concession renewal fee (Note 1.c)	-	128,583	-	128,583
Accounts payable – sale of share fractions
(a)	113,090	113,229	113,090	113,229
Other	47,305	44,810	83,395	95,028

Total	439,935	561,259	444,271	576,634

Current	402,644	524,552	381,146	514,763
Noncurrent	37,291	36,707	63,125	61,871

(a) Amounts resulting from the auction of share fractions relating to reverse stock split process in 2005, and TDBH acquisition process in 2006.

20. Shareholders’ equity

Capital Stock

Paid-in capital is of R$6,575,480 at June 30, 2009 and March 31, 2009. Subscribed and paid-in capital is represented by shares without par value, as follows:

	Jun/2009	Mar/2009
Total Capital in shares
Common shares	168,819,870	168,819,870
Preferred shares	337,417,402	337,417,402
Total	506,237,272	506,237,272

Treasury shares
Common shares	(210,579)	(210,579)
Preferred shares	(185,213)	(185,213)
Total	(395,792)	(395,792)

Outstanding shares
Common shares	168,609,291	168,609,291
Preferred shares	337,232,189	337,232,189
Total	505,841,480	505,841,480

Book value per outstanding share in R$	21.11	20.79

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

20. Shareholders’ equity (Continued)

Dividends – Accumulated earnings on December 31, 2008

At the Annual Shareholders’ Meeting held on March 25, 2009 approval was given to allocation of dividends based on the remaining profit balance from 2008, in the amount of R$395,109, provided for in the profit allocation proposal. Payment of such dividends began on June 17, 2009.

Interim dividends – 2009 financial year

On May 18, 2009, the Company’s Board of Directors approved the statement and payment of interim dividends, in the amount of de R$ 470,000, based on profit recorded in the quarterly balance sheet as of March 31, 2009. Payment of such dividends began on June 17, 2009.

21. Net operating revenue

	Company		Consolidated
	Jun/2009	Jun/2008	Jun/2009	Jun/2008

Monthly subscription charges (i)	2,601,505	2,817,499	2,665,205	2,619,639
Activation fees	49,577	66,430	49,564	66,420
Local service (i)	1,177,947	1,235,618	1,206,731	1,348,657

LDN - Domestic long-distance	1,902,605	1,790,857	1,947,599	1,832,540
LDI – International long-distance	54,745	62,719	61,970	72,892
Interconnection services	2,049,051	2,093,039	2,102,151	2,136,703
Network usage services	225,580	228,602	225,580	228,602
Public telephones	214,061	233,459	214,061	233,459
Data transmission	1,904,941	1,632,192	2,123,585	1,790,743
Network access	253,481	188,502	236,734	172,874
TV Service	-	-	296,973	140,103
Others	321,236	290,798	572,779	531,019

Gross operating revenue	10,754,729	10,639,715	11,702,932	11,173,651

Taxes on gross revenue	(2,681,317)	(2,734,010)	(2,933,651)	(2,918,094)
ICMS (State VAT)	(2,290,622)	(2,338,105)	(2,448,142)	(2,459,379)
PIS and COFINS (taxes on revenue)	(377,697)	(381,738)	(464,486)	(437,438)
ISS (Municipal service tax)	(12,998)	(14,167)	(21,023)	(21,277)

Discounts	(893,720)	(656,384)	(874,660)	(501,402)

Net operating revenue	7,179,692	7,249,321	7,894,621	7,754,155

(i) For a better presentation of Operating Revenue to the market and regulatory agency, ANATEL, the Company made reclassifications to the amounts as of June 2008. The main reclassifications were made between the items “Monthly subscription charges”, “Local service ” , “TV Service ” and “Others”.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

21. Net operating revenue (Continued)

Revenues from lease operations are recorded as “Others” under Gross operating revenue.

Tariff adjustments affecting reported revenues

Tariff adjustment for wireline to wireline services effective as of July 24, 2008. Tariffs increased by 3.01% for Local and National Long Distance (LDN) services. Local network tariffs (TU-RL) also increased by 3.01% as of July 24, 2008.

Tariff adjustment of 3.01% for wireline to mobile services (VC1, VC2 and VC3), also is effective as of July 24, 2008. Local network tariffs (VUM) also increased by 2.06% as of July 24, 2008.

22. Cost of services provided

	Company		Consolidated
	Jun/2009	Jun/2008	Jun/2009	Jun/2008
Depreciation and amortization	(1,067,084)	(1,121,073)	(1,160,071)	(1,183,725)
Personnel	(66,770)	(108,925)	(81,084)	(128,642)
Materials	(14,217)	(14,866)	(63,039)	(56,119)
Network interconnection	(1,934,041)	(1,852,286)	(2,062,005)	(1,873,652)
Outsourced services	(749,025)	(596,719)	(926,188)	(698,097)
Other	(204,740)	(201,387)	(302,878)	(291,640)

Total	(4,035,877)	(3,895,256)	(4,595,265)	(4,231,875)

23. Selling expenses

	Company		Consolidated
	Jun/2009	Jun/2008	Jun/2009	Jun/2008
Depreciation and amortization	(72,477)	(77,873)	(72,605)	(78,009)
Personnel	(173,805)	(173,931)	(182,864)	(183,477)
Materials	(22,597)	(31,851)	(23,395)	(31,973)
Outsourced services	(685,790)	(648,771)	(719,618)	(654,695)
Allowance for doubtful accounts	(222,543)	(237,488)	(295,222)	(273,420)
Other	(14,205)	(9,071)	(20,768)	(36,585)

Total	(1,191,417)	(1,178,985)	(1,314,472)	(1,258,159)

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

24. General and administrative expenses

	Company		Consolidated
	Jun/2009	Jun/2008	Jun/2009	Jun/2008
Depreciation and amortization	(39,671)	(42,665)	(54,207)	(53,459)
Personnel	(81,768)	(81,898)	(83,292)	(85,719)
Materials	(3,752)	(4,593)	(3,792)	(4,753)
Outsourced services	(171,747)	(150,908)	(139,596)	(178,564)
Other	(40,240)	(16,232)	(46,837)	(31,547)

Total	(337,178)	(296,296)	(327,724)	(354,042)

25. Permanent asset disposal, net

	Company		Consolidated
	Jun/2009	Jun/2008	Jun/2009	Jun/2008
Proceeds from sale of property, plant and
equipment	1,541	5,623	1,642	8,891
Cost of sale of property, plant and equipment	(7,432)	(33,195)	(15,260)	(38,029)

Total	(5,891)	(27,572)	(13,618)	(29,138)

26. Other operating income, net

	Company		Consolidated
	Jun/2009	Jun/2008	Jun/2009	Jun/2008
Income	375,281	224,191	385,313	243,433
Technical and administrative services	22,612	25,580	19,062	23,129
Income from Supplies	5,694	7,898	5,694	10,987
Dividends	16,199	14,515	20,564	18,394
Fines on telecommunication services	65,458	66,413	67,804	74,416
Recovered expenses	28,501	10,077	28,725	10,925
Reversal of provision for contingencies	197,273	21,937	199,075	23,456
Rent of shared infrastructure	24,435	22,552	24,435	22,552
Amortization of negative goodwill – Company AIX	-	4,367	-	4,367
Unidentified billing	85	22,393	1,129	22,393
Other revenue	15,024	28,459	18,825	32,814

Expenses	(230,462)	(323,928)	(297,970)	(362,322)
Allowance for reduction to market value of
inventories	(982)	(2,035)	(4,865)	(2,937)
Amortization of goodwill	-	(63,179)	-	(63,179)
Donations and sponsorships	(11,636)	(10,259)	(11,788)	(10,517)
Taxes other than income taxes	(115,361)	(133,189)	(142,335)	(159,861)
Provision for contingencies (a)	(87,728)	(104,765)	(91,143)	(104,960)
Other expense	(14,755)	(10,501)	(47,839)	(20,868)
Total	144,819	(99,737)	87,343	(118,889)

 (a) Includes reversal of provisions for labor claims of R$158,478 and supplementation of provision for civil suits of R$49,474, as mentioned in Note 18.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued) June 30, 2009 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

27. Financial income (expenses)

	Company		Consolidated
	Jun/2009	Jun/2008	Jun/2009	Jun/2008

Financial income	253,535	443,117	291,985	457,849
Income from short-term investments	92,630	56,058	100,842	60,797
Gains from derivative transactions	51,488	305,362	65,149	308,333
Interests receivable	14,897	16,116	17,779	16,321
Monetary/exchange variations Receivable	92,617	64,323	94,557	64,369
Other	1,903	1,258	13,658	8,029

Financial expenses	(360,889)	(762,946)	(379,182)	(780,277)
Interest on Shareholder’s Equity	-	(200,000)	-	(200,000)
Interests Payable	(218,256)	(193,574)	(221,465)	(197,837)
Losses on derivative transactions	(102,302)	(353,327)	(117,973)	(359,303)
Expenses on financial transactions	(18,358)	(4,889)	(24,181)	(12,639)
Monetary/exchange variations Payable	(21,973)	(11,156)	(15,563)	(10,498)

Total	(107,354)	(319,829)	(87,197)	(322,428)

28. Income and social contribution taxes

The Company recognizes income tax and social contribution monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of reported income tax expense and combined statutory tax rates

The following table is a reconciliation of the reported tax charges presented in the result and the amounts calculated applying 34% (income tax of 25% and social contribution tax of 9%) in June, 2009 and 2008:

	Company		Consolidated
	Jun/2009	Jun/2008	Jun/2009	Jun/2008
Income before taxes	1,604,748	1,426,047	1,648,843	1,445,356

Income tax and Social contribution taxes
Income tax and Social contribution tax expense	(545,614)	(484,856)	(560,607)	(491,421)
Permanent differences
Equity pick-up	(14,295)	(1,904)	1,753	1,949
Subsidiaries’ temporary differences	-	-	(37,626)	-
Nondeductible expenses, gifts, incentives and
dividends received	(17,143)	(37,144)	(24,667)	(53,741)

Other
Incentives (cultural, food and transportation)	194	6,218	194	6,218
Total (income tax + social contribution tax)	(576,858)	(517,686)	(620,953)	(536,995)

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

28. Income and social contribution taxes (Continued)

Reconciliation of reported income tax expense and combined statutory tax rates (Continued)

Deferred income and social contribution tax assets and liabilities are broken down in Notes 6 and 15, respectively.

Income and social contribution taxes payable at June 30, 2009, individual and consolidated amount respectively to R$404.954 and R$151.776.

29. Transactions with related parties

The principal balances with related parties are as follows:

	Consolidated
	Jun/2009	Mar/2009
Assets
Current assets	402,422	459,616
Trade accounts receivable	287,907	336,022
Intercompany receivables	114,515	123,594

Non-current assets	29,443	28,454
Intercompany receivables	29,443	28,454

Total assets	431,865	488,070

Liabilities
Current liabilities	364,677	1,121,717
Trade accounts payable	316,261	415,445
Dividends and interest on shareholders’ equity	-	659,519
Intercompany payables	48,416	46,753

Non-current liabilities	23,903	22,665
Intercompany payables	23,903	22,665

Total Liabilities	388,580	1,144,382

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued) June 30, 2009 (In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

29. Transactions with related parties (Continued)

	Consolidated
	Jun/2009	Jun/2008
Statement of income
Revenues	179,136	168,304
Telecommunications services	174,043	168,304
Financial income	5,093	-

Costs and expenses	(1,505,233)	(1,244,136)
Cost of services provided	(1,192,331)	(962,123)
Selling	(260,130)	(197,149)
General and administrative	(44,600)	(84,864)
Financial Expenses	(8,172)	-

Transactions with related parties were carried out at arm’s length.

Trade accounts receivable include receivables for telecommunications services. Principally Vivo S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefónica de España S.A., particularly for long-distance services and Tiws Brasil Ltda, due the contract of rendering services of rights of use of undersea fiber optic.

Other intercompany receivables in current and non-current assets comprise credits from Telefónica Internacional S.A., Telefônica Serviços Empresariais do Brasil Ltda., Telefônica Del Peru and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Vivo S.A., TIWS Brasil, Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento do Brasil Ltda., and for international long-distance services provided principally by Telefónica de España S.A. We also highlight the rendering of administrative services in the accounting, financial, human resources, property, logistics and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.

Other intercompany payables in current and non-current liabilities are comprised mainly of management and technical services payable to Telefónica Internacional S.A., software development and maintenance services payable to Telefônica Pesquisa e Desenvolvimento do Brasil Ltda., and reimbursements payable to Telefônica Serviços Empresariais do Brasil Ltda.

Revenue from telecommunications services comprises mainly billings to Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

29. Transactions with related parties (Continued)

Other operating revenues are basically from network infrastructure leased to Vivo S.A. and Atento Brasil S.A.

Cost of services provided refers mainly to interconnection and traffic services (mobile terminal) expenses, provided by Vivo S.A. and subsidiaries, call center management services provided by Atento Brasil S.A.

Selling expenses refer mainly to marketing services provided by Atento Brasil S.A. and commissions paid to cellular telephone operators with Vivo S.A.

General and administrative expenses refer to administrative management services provided by Telefônica Serviços Empresariais do Brasil Ltda, and management and technical services payable to Telefónica Internacional S.A.

30. Post-retirement benefit plans

The Company maintains the same post-employment benefit plans disclosed in the latest annual financial statements.

In the first half of 2009, the Company made contributions to the PBS Telesp Plan in the amount of R$12 (R$ 15 in the same period of 2008) and to Plano Visão Telesp in the amount of R$9.965 (R$9.980 in the same period of 2008).

A. Telecom sponsors two private pension plans for defined contribution; namely, one similar to that of Telesp, denominated Visão Assist Benefits Plan, which is granted to approximately 30% of its employees and another, denominated Visão A. Telecom Benefits Plan, whose basic and additional contributions by sponsor correspond to 30% of basic and additional contribution by participants. The contributions of A. Telecom to these plans totaled R$162 in the first half of 2009 (R$101 in the same period of 2008).

Telefonica Data S.A. individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefit Plan. Total contributions to this plan totaled R$275 in the first half of 2009 (R$ 321 in the same period of 2008).

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

30. Post-retirement benefit plans (Continued)

The actuarial valuation of the plans was made in December 2008 and 2007 based on the record of plan members as of August 2008 and 2007, respectively, and the financial information as of October 31, 2008 was updated to December 31, 2008 and August 2007, respectively, and the projected unit credit method was adopted. Actuarial gains or losses for each year were immediately recognized in each of the periods. The plans assets are positioned on to October 31, 2008 updated for December 31, 2008 and December, 31 2007 respectively, where for multiemployer plans (PAMA and PSB-A), apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

Actuarial liabilities recorded by the Company as of June 30, 2009 and March 31, 2009 are as follows:

Plan	Jun/2009	Mar/2009
CTB	27,733	27,109
PAMA	126,598	125,303
Total parent company and consolidated	154,331	152,412

The other plans sponsored by the Company and its subsidiaries record an actuarial surplus (PBS-A, PBS Telesp, Visão Telesp and Visão Telefônica Empresas) and are not recorded in accounting, with the latest actuarial valuation occurred in December 2008.

31. Insurance

The Company and its subsidiaries’ polices as well as that of the Telefónica Group includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines.

The Company and its subsidiaries management understand that the insurance taken out is sufficient to cover any losses. The major insured assets, liabilities or interests and the related amounts are shown below:

Type	Insurance coverage

Operational risks (with loss of profits)	US$11,009,916 thousand
Optional civil responsibility – vehicles	R$1,000
ANATEL guarantee insurance	R$12,404.5

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments

The table below shows a breakdown of financial assets and liabilities as of June 30, 2009.

	Consolidated
	Measured at
	fair value
	through profit	Available	Amortized		Total book	Total
Financial assets	or loss	for sale	cost	Hedge	value	fair value
Current assets
Cash and cash equivalents (Note 4)	8,036	-	-	-	8,036	8,036
Short-term investments (Note 4)	925,638	-	-	-	925,638	925,638
Derivatives	920	-	-	1,329	2,249	2,249

Noncurrent assets
Interests in other companies	-	255,168	-	-	255,168	255,168

Amounts linked to the National	-	-	11,639	-	11,639	11,639
Treasury
Derivatives	45	-	-	-	45	45

Total financial assets	934,639	255,168	11,639	1,329	1,202,775	1,202,775

	Consolidated
	Measured at
	fair value
	through profit	Amortized		Total book	Total fair
Financial liabilities	or loss	cost	Hedge	value	value
Current liabilities
Loans, financing (Note 13)	76,098	48,381	-	124,479	124,479
Debentures (Note 14)	-	11,176	-	11,176	11,176
Derivatives	45	-	31,510	31,555	31,555

Noncurrent liabilities
Loans and financing (Note 13)	21,757	1,663,345	-	1,685,102	1,685,102
Debentures (Note 14)	-	1,500,000	-	1,500,000	1,500,000
Derivatives	-	-	23,804	23,804	23,804

Total financial liabilities	97,900	3,222,902	55,314	3,376,116	3,376,116

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However the interpretation of market information as well as the selection of methodologies requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Interests in other companies

The Company has direct and indirect interests in other companies resulting from the privatization process. These investments, measured at market value, consider the last quotation available in June 30, 2009 and March 31, 2009.

The table below shows the composition of investments in other companies at market value as of June 30, 2009 and March 31, 2009

		Consolidated
	% Partic.	Jun/2009	Mar/2009

Portugal Telecom	1.21	203,582	191,291
Zon Multimédia	0.52	16,807	19,981
Other Investments		34,779	33,374

Total		255,168	244,646

Risk management policy

The Company is exposed to many market risks as a result of its commercial operation, debts obtained to finance its activities and debt-related financial instruments.

The principal market risk factors that affect the Company’s business are detailed below:

a) Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations which would increase the balances of loans financing and purchase commitments denominated in foreign currency and the related financial expenses. In order to minimize the risk of financial liabilities in foreign currency, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness (R$97,855 in June 30, 2009) and the purchase commitment liabilities (R$17,416 in June 30, 2008) denominated in foreign currency are significantly affected by the foreign exchange rate risk. As of June 30, 2009, 2.95% (7.12% in March 31, 2009) of the debt was denominated in foreign currency (U.S. dollar and yen); the debt was covered by asset positions on currency hedge transactions (swaps for CDI).

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Risk management policy (Continued)

b) Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results (debentures and JBIC) and the short positions of derivatives at floating interest rates to cover the risks of foreign currency-denominated debts.

Debt with BNDES is indexed to the TJLP (Long-term Interest Rate, set on a quarterly basis by the National Monetary Council), which remained stable at 6.25% p.a. from July 2007 to the end of June 2009. For the quarter beginning July 2009, the rate was reduced to 6% p.a., having a positive impact on this debt installment.

In order to minimize its exposure to the local variable interest rate (CDI), the Company invests its excess cash, amounting to R$925,638 (R$1,775,778 at March 31, 2009), substantially in short-term investments (Bank Deposit Certificates) based on the CDI rate variation. The book values of these instruments approximate market values, since they may be redeemed in the short term.

As of June 30, 2009 the Company also contracted CDI + 0.35% of CDI percentage swap with identical flows of those of debentures (note 15).

In order to partially cover internal interest rate fluctuations in relation to debts exposed to CDI, the Company contracted short-term derivatives amounting to R$14,000 (CDI x Fixed swap), which transform a portion of net indebtedness associated to the variable interest rate (CDI) into a fixed debt.

c) Debt acceleration risk

As of June 30, 2009, the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. The Company has complied with these restrictive clauses in full, and such covenants do not restrict its ability to continue as a going concern.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Risk management policy (Continued)

d) Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of June 30, 2009, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among first line financial institutions.

e) Derivatives

All the Company’s derivative instruments have the objective of providing hedge against the risk of variation in foreign exchange and external and internal interest rates arising from financial debts, according to the company’s risk management policy. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The Company has internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiaries calculate the effectiveness of these hedges in the beginning and on a continuous basis (quarterly), and hedges contracted at June 30, 2009 were considered effective in relation to debts of such coverage. As long as these derivative contracts are considered as hedge accounting according to CPC 14, the hedged debt is also adjusted to fair value in accordance with fair value hedge rules.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Fair value of derivative financial instruments

The discounted cash flow method was used to determine the market value of financial liabilities (when applicable) and derivative instruments (currency and interest rate swap) considering expected settlement or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&F Bovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&F Bovespa.

The market values of currency coupon swaps vs. CDI were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed to CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP, being all of them classified as swaps and do not require margin deposits.

						Accumulated effect
		Notional value		Fair value		June 2009
						Amount	Amount
						receivable /	payable /
Description	Index	Jun/2009	Mar/2009	Jun/2009	Mar/2009	(received) (*)	(paid) (*)
Swap Contracts

Assets
Foreign Currency (a)		118,167	209,365	97,861	246,992	1,329

Banco do Brasil	JPY	14,500	105,698	19,110	158,184	1,329	-
BES	USD	3,155	3,155	2,975	3,276	-	-
Citibank	JPY	73,676	73,676	50,676	57,691	-	-
Votorantim	USD	26,836	26,836	25,100	27,841	-	-

Variable rates (CDI) (b)		1,500,000	1,500,000	1,517,100	1,521,348	965	-
	CDI + fixed
Banco do Brasil	rate	500,000	500,000	505,700	507,116	344	-
	CDI + fixed
Citibank	rate	400,000	400,000	404,560	405,693	239	-
	CDI + fixed
HSBC	rate	400,000	400,000	404,560	405,693	252	-
	CDI + fixed
Votorantim	rate	200,000	200,000	202,280	202,846	130	-

Variable rates (c)
Banco do Brasil	CDI	14,000	-	14,187	-

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Fair value of derivative financial instruments (Continued)

						Accumulated effect
		Notional value		Fair value		June 2009
						Amount	Amount
						receivable /	payable /
Description	Index	Jun/2009	Mar/2009	Jun/2009	Mar/2009	(received) (*)	(paid) (*)
Liabilities
Variable rates (a)		(118,167)	(209,365)	(151,846)	(249,950)	-	(55.314)
Banco do Brasil	CDI	(14,500)	(105,698)	(17,781)	(119,002)	-	-
BES	CDI	(3,155)	(3,155)	(6,276)	(6,130)	-	(3.301)
Citibank	CDI	(73,676)	(73,676)	(74,406)	(72,676)	-	(23.730)
Votorantim	CDI	(26,836)	(26,836)	(53,383)	(52,142)	-	(28.283)

Variable rates (b)		(1,500,000)	(1,500,000)	(1,516,134)	(1,520,651)	-	-
Banco do Brasil	CDI	(500,000)	(500,000)	(505,356)	(506,856)	-	-
Citibank	CDI	(400,000)	(400,000)	(404,321)	(405,514)	-	-
HSBC	CDI	(400,000)	(400,000)	(404,308)	(405,531)	-	-
Votorantim	CDI	(200,000)	(200,000)	(202,149)	(202,750)	-	-

Fixed rates
Banco do Brasil	CDI	(14,000)	-	(14,232)	-		(45)

Total registrered						2,294	(55,359)

The operations were entered into considering market rates indexed to the CDI (liability position), while the asset position is based on the same rates applicable to obligations.

a) Swaps of foreign currency x CDI (derivative fair value of the R$97,861) – swap operations with several maturities until 2014, with the objective of hedging foreign exchange and interest rate changes in loan operations in foreign currency with these characteristics (debt fair value of R$97,855).

b) Swap CDI + 0.35% x CDI percentage swap (derivative fair value of R$1,517,100) –contracted swap operations maturing until 2010 with identical flow as of debentures (Note 14), to cover the risk of fixed spread (0.35%) (fair value of debentures, excluding premium of R$1,517,100).

c) CDI x Fixed swap transactions (R$14,187) – swap transactions maturing in January 2010 with the intent of partially covering internal interest rate fluctuations in relation to foreign exchange payables relating to derivatives exposed to the CDI. The Company also has “natural hedges” in the form of short-term investments based on the CDI variation (R$925,638 at June 30, 2009). The book value of such investments approximates their market values, as they are redeemable in the short term.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Fair value of derivative financial instruments (Continued)

The aging list of swap contracts as of June 30, 2009 is as follows:

Swap contracts	Maturity
					Amount
					payable/
					receivable
	2009	2010	2011	2012 ahead	06/30/2009

Foreign Currency x CDI	(26,459)	(7,222)	(6,429)	(13,875)	(53,985)
BANCO DO BRASIL	1,329	-	-	-	1,329
BES	-	-	(3,301)	-	(3,301)
CITIBANK	(23,730)	-	-	-	(23,730)
VOTORANTIM	(4,058)	(7,222)	(3,128)	(13,875)	(28,283)

CDI+Spread x CDI	535	430	-	-	965
BANCO DO BRASIL	187	157	-	-	344
CITIBANK	135	104	-	-	239
HSBC	141	111	-	-	252
VOTORANTIM	72	58	-	-	130

CDI + fixed rate	-	(45)	-	-	(45)
BANCO DO BRASIL	-	(45)	-	-	(45)

Total	(25,924)	(6,837)	(6,429)	(13,875)	(53,065)

For reporting purposes, the Company adopted the hedge accounting method for all of its derivatives. Under this methodology, both the derivative and the hedged item are measured at fair value. Only the derivative associated with the debentures was not considered pursuant to this methodology.

For the six-month period ended June 30, 2009, derivative operations generated a net consolidated loss of R$52,824 (note 27). At June 30, 2009, 100.00% of the Company’s foreign currency denominated debt was covered by asset positions on currency hedge transactions (swaps for CDI), which generated a net consolidated loss of R$54,254. The Company also has operations involving swap – CDI + spread vs. %CDI, in the principal amount of R$1,500,000, to cover fixed debentures spread, which generated gains of R$1,475 and CDI x Fixed swap transactions, which led to a consolidated net negative result of R$45 for the six-month period.

At June 30, 2009, the balance of R$2,294 is recorded as assets and R$55.359 as liabilities, recognizing the position of derivatives as of that date.

Gains and losses for the year ended June 30, 2009, grouped by contracts, were posted to profit and loss accounts (Note 27), as required by CVM Instruction No. 475/08.

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Sensitivity analysis of the company’s risk variables

CVM Instruction requires listed companies to disclose, in addition to the provisions of item 59 of CPC Technical Pronouncement No 14 - Financial Instruments: Recognition, Measurement and Disclosure, a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

Under the probable scenario, the projected realization of derivative financial instruments considered the future market curves (currency and interest) of BM&F Bovespa upon maturity of each operation. In this context, the probable scenario does not produce impacts on the fair value of financial instruments reported in the financial statements. The two unfavorable scenarios considered 25% and 50% decreases, respectively, for the risk variables upon maturity of the financial instruments.

Considering that the Company has derivative instruments only to cover its financial debt, the changes in scenarios offset by changes the related hedged items, thus indicating that the effects are practically null. For these operations, the Company reported the fair value of the hedged item (debt) and of the hedge derivative financial instrument on separate rows in the sensitivity analysis table in order to provide information on the Company’s net exposure for each of the three mentioned scenarios, as shown below:

Telecomunicações de São Paulo S.A. - TELESP

Notes to quarterly information (Continued)

June 30, 2009

(In thousands of reais, unless otherwise stated)

(A free translation of the original report issued in Portuguese)

32. Financial instruments (Continued)

Sensitivity analysis – Net exposure

			25%	50%
Operation	Risk	Probable	Decrease	Decrease

Hedge (long position)	Derivatives (risk of USD decrease)	28,075	35,874	44,031
USD-denominated debt	Debts (risk of USD increase)	(28,069)	(35,869)	(44,027)
	Net Exposure	6	5	4

Hedge (long position)	Derivatives (risk of JPY decrease)	69,786	87,271	104,773
JPY-denominated debt	Debts (risk of JPY increase)	(69,786)	(87,271)	(104,773)
	Net Exposure	-	-	-

Hedge (long position)	Derivatives (risk of CDI decrease)	1,517,100	1,553,656	1,589,628
Debentures (CDI)	Debentures (risk of CDI increase)	(1,517,100)	(1,553,656)	(1,589,628)
	Net Exposure	-	-	-

Hedge (Long position)	Derivatives (risk of CDI increase)	(1,667,980)	(1,669,320)	(1,670,543)
Hedge (Long position)	Derivatives (risk of CDI decrease)	14,187	14,334	14,480
	Net Exposure	(1,653,793)	(1,654,986)	(1,656,063)
Effect on changes in fair value			(1,193)	(2,270)

Assumptions for analysis of sensitivity

Risk variable	Probable	25% Decrease	50% Decrease
USD	1.952	2.440	2.927
JPY	0.020	0.025	0.030
CDI	9.11%	11.39%	13.67%

The net exposure in CDI shown in the sensitivity analysis does not reflect the Company’s total exposure to the internal interest rate, considering that, as previously mentioned, the Company uses short-term investments based on the CDI rate variation as a partial “natural hedge” (R$925,638 at June 30, 2009).

In order to derive the net exposure, all derivatives were considered at fair value, as well as their associated debts (hedged items).

While the fair values shown in the table above are based on the status of the portfolio as of June 30, 2009, they do not reflect an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

Telecomunicações de São Paulo S.A. - TELESP

Management comments on consolidated performance

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

June 30, 2009

			Variation
	Jun/09	Jun/08%		R$
Gross operating revenues	11,702.9	11,173.7	4.7	529.2
Net operating revenues	7,894.6	7,754.2	1.8	140.4
Cost of services provided	(4,595.2)	(4,231.9)	(8.6)	(363.3)
Financial income/expenses, net	(87.2)	(322.4)	73.0	235.2
Operating income/expenses	(1,563.3)	(1,754.5)	10.9	191.2
Operating profit	1,648.8	1,445.4	14.1	203.4
Net income for the period	1,027.9	1,108.4	(7.3)	(80.5)

1. Accumulated net operating revenues until June 2009 totaled R$7,894.6 million, which, compared with R$7,754.2 million recorded in the same prior-year period, represents an increase of R$140,4 million, or 1.8%. Such changes are mainly due to rise in the Paid TV services and broadband services, by increasing revenues from assignment of media and national long-distance, besides the rate adjustment of 3.01% with the effect from July 2008. Such effects were partially offset against the fall in revenues from public payphones, local services; the latter is justified for the fall in the line services and the sale of Duos and Trios that offer flat rates with unlimited local calls. Also, we saw an increase in deductions justified by higher discounts granted in the period.

2. Cost of services provided increased by R$363.3 or 8.6%, chiefly resulting from customer service, advertisement and TV content, maintenance of private terminals, telecommunications service commissions besides the rental expenses on last mile traffic equipment from other carriers and infrastructure equipment, also interconnection expenses, growth in mobile traffic, with use of code “15” (code for selection of service provider). Such effects were partially offset against the fall in expenses with materials, the fall in cost of sales to corporate customers and calling card expenses.

3. The negative financial result improved by R$235.2 million or 73%, justified by reduction in interest on shareholders’ equity, the CDB investment gains and the monetary variations of the escrow deposits up date. Such effects were partially offset against interest expenses with loans taken out with BNDES and contingencies (civil and labor).

Telecomunicações de São Paulo S.A. - TELESP

Management comments on consolidated performance (Continued)

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

June 30, 2009

Financial Income/Expenses, Net			Variation
Quarterly comparison	Jun/09	Jun/08%		R$

Financial income/expenses	108.6	60.8	78.6	47.8
Hedge operations	(52.8)	(41.1)	(28.5)	(11.7)
IOF	(1.9)	(1.5)	(26.7)	(0.4)
Interest receivable	17.8	16.3	9.2	1.5
Interest payable	(221.5)	(197.8)	(12.0)	(23.7)
Monetary/exchange variations	79.1	53.8	47.0	25.3
Other Operating Income (expense), Net	(16.5)	(12.9)	(27.9)	(3.6)
Interest on shareholders’ equity	-	(200.0)	100.0	200.0

Financial income/expenses, net	(87.2)	(322.4)	73.0	235.2

4. Operating income recorded a 14.1% increase when compared to the same prior-year period. This result is partly due to increase in data transmission revenues, cable and broadband services, combined with reduction in personnel expenses, against increase in Fixed-Mobile interconnection service expenses, infrastructure rent expenses, telesales expenses, purchase of content by Telefônica Televisão and maintenance/upkeep of access network.

5. Physical Data (*)

Progress of the major physical data:

	Unit	Jun/09	Jun/08	Variation %
Fixed lines in service	Line	11,474,276	11,893,468	(3.5)
Local traffic
Minutes recorded	Min. thou	24,317,632	26,357,173	(7.7)
Exceeding minutes	Min. thou	11,250,789	14,652,538	(23.2)

Public payphones in operation	Equipment	250,272	250,297	(0.0)
ADSL – Speedy in operation	Capacity	2,726,755	2,295,308	18.8
Digital TV (DTH and MMDS)	User	514,335	346,894	48.3

(*) Not reviewed by independent auditors.

Telecomunicações de São Paulo S.A. - TELESP

Management comments on consolidated performance (Continued)

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

June 30, 2009

6. Investments

The Company confirms the long-term commitment of the Telefônica Group in Brazil, to both maintenance and socialization of the traditional services and provision of broader and better services to its clients.

Up to June 30, 2009, the Company invested the consolidated amount of R$903.6 million.

6.1 Sale of telephone lines (*)

The quarter ended June 2009 recorded a total of 11,474,276 lines in operation, of which 72.3% are residential clients, 14.4% are non-residential clients, 7.8% are companies, and the remaining refers to lines for own use and public telephones.

6.2 Public Use Telephone (*)

The Company maintains a network of 250,272 public use telephones to meet the demand of the population in the state of São Paulo and in order to continue complying with the regulating agency’s determination.

(*) Not reviewed by independent auditors.

7. Anatel 7.2 Goals

The quality and universalization goals of the Fixed Switched Telephone Services (STFC) may be monitored on the National Communications Agency (ANATEL) electronic page, at www.anatel.gov.br

7.3 Concession contract

The STFC concession contract was postponed on December 22, 2005 to a further 20 years and may be amended on December 31, 2010, 2015 and 2020. Such condition enables that ANATEL establish new terms and quality and universalization goals, based on the conditions prevailing at the time.

Telecomunicações de São Paulo S.A. - TELESP

Management comments on consolidated performance (Continued)

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

June 30, 2009

8. Highlight Operations (*)

Duos and Trios Telefônica - combo packs including pay-TV, broadband and local call services are offered throughout the company’s concession area. In 2007, the Company established a commercial and operational partnership with TVA, strengthening and expanding even more its integrated pay-TV offering.

“Posto de Trabalho Informático”(PDTI) - launched in 2007 to offer a customized IT infrastructure solution to the corporate clients. Through monthly fees, Telesp offers a package with voice, data, internet access, network and equipment management services for small, mid-sized and large clients. The IT and communication services integrated offer is one of the Company’s strategic initiatives for the corporate market.

Paid TV channels – these are provided through packages or stand-alone offers, by satellite (DTH) and MMDS (Multichannel Multipoint Distribution Service). In 2Q09, the Company clients totaled 514,335, representing an increase of 2.4% in relation to 1Q09 and of 48.3% in relation to 2Q08. We should point out that Telesp recently reviewed its commercial policy practice for cable TV, with a view to better servicing the different market segments.

Broadband - offered through the brand “Speedy” and “Ajato”. In June 2009, 2,726,755 clients were serviced, a 2.6% increase in relation to 1Q09. Compared to 2Q08, growth was 18.8%, in line with the growth rate over the last quarters. Investments in broadband are priority and reinforce Telesp’s commitment to its clients to increase the offer and quality of its products and services.

(*) Not reviewed by independent auditors.

9. Tariff Adjustments

9.1.Tariff adjustment of 2008

(a) Tariff adjustment for fixed to fixed calls, effective as of July 24, 2008. Tariff increase of 3.01% for Local and National Long Distance (LDN) services. Local network tariffs (TU-RL) also increased by 3.01% as of July 24, 2008.

(b) Tariff adjustment of 3.01% for fixed to mobile calls (VC1, VC2 and VC3), effective as of July 24, 2008. Local network tariffs (VUM) also increased by 2.06% as of July 24, 2008.

Telecomunicações de São Paulo S.A. - TELESP

Management comments on consolidated performance (Continued)

(In millions of reais, unless otherwise stated)

(A free translation of the original issued in Portuguese)

June 30, 2009

10. Number portability

In September, 2008, the number portability process was commercially introduced for companies offering similar services. Accordingly, fixed and mobile service clients may keep their telephone number when changing operators or addresses, provided that the change is requested in the same local area. Thus, Telesp strengthened its customer loyalty and retention efforts, although the volume of number portability requests is not significant at this point. The number portability process was concluded in the country in March 2009.

11. Message from Management

On June 22, 2009, the National Telecommunications Agency (ANATEL) determined that Telesp temporarily suspend the sale of the Speedy Service. ANATEL requested that the Company prepare, within 30 days, a plan to guarantee the use and availability of the Speedy Service, containing measures related to contingency planning, change management, implementation of network redundancy and critical systems, operational planning and corresponding schedule. On June 26, 2009, the Stability Plan was presented to the Agency, before the established date, with network stabilization measures involving improvement in the IP (Internet Protocol) network and DNS (Domain Name Server).

On July 17, 2009, Telesp informed the Agency about conclusion of the Stability Plan implementation, and awaits its validation. Concurrently, the Company continues working on its Plan for Broadband Capacity Expansion, estimated to be concluded by the end of 2009.

12. Additional Information

For further details on the Company’s performance, please refer to the “Press Release” at www.telefonica.com.br.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	August 25, 2009	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director